Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS
November 3, 2010
The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2009 Annual Report to Shareholders, to which our readers are referred and is as of November 3, 2010. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release. The major assumptions made in preparing our fourth quarter guidance are outlined below and include, but are not limited to:
•	Wholesale fertilizer prices through the fourth quarter of 2010 approximating current benchmark prices except for volumes already committed under pricing programs;

•	Wholesale fertilizer sales volumes consistent with levels in the same quarter of 2009;

•	Retail fertilizer sales volumes higher than levels in the same quarter of 2009;

•	Retail fertilizer gross margin percentages significantly higher than the third quarter of 2010 and the fourth quarter of 2009;

•	Normal North American weather patterns providing for a strong fall application season;

•	Average NYMEX gas pricing for the fourth quarter approximating $3.85 per MMBtu;

•	The exclusion from the guidance range of the effects of stock-based compensation income or expense resulting from movement in Agrium’s share price for which a $1 change in stock price equates to approximately a $.01 change in earnings per share

•	The exclusion from the guidance range of mark-to-market gains or losses on non-qualifying commodity hedge positions settling in future periods;

•	The exclusion from the guidance range of the results of the potential acquisition of the AWB Limited (AWB); and

•	An effective tax rate for the fourth quarter of 27 percent.
2010 Third Quarter Operating Results
NET EARNINGS
Agrium’s third quarter consolidated net earnings were $57-million, or $0.37 diluted earnings per share, compared to net earnings of $26-million, or $0.16 diluted earnings per share, for the same quarter of 2009. Consolidated net earnings for the first nine months of 2010 were $556-million, or $3.53 diluted earnings per share, compared to $336-million, or $2.13 diluted earnings per share, for the same period last year.
Financial Overview

	Three months ended			Nine months ended
	September 30			September 30

(Millions of U.S. dollars, except per
share amounts and effective tax rate)	2010	2009	Change	2010	2009	Change

Net sales	2,009	1,844	165	8,174	7,687	487
Gross profit	500	397	103	1,924	1,560	364
Expenses	397	334	63	1,109	1,010	99
Net earnings before interest expense and income taxes (“EBIT”)[a]	103	63	40	814	550	264
Net earnings	57	26	31	556	336	220
Diluted earnings per share	0.37	0.16	0.21	3.53	2.13	1.40
Effective tax rate	28%	30%	(2%)	25%	28%	(3%)

[a]	A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”.

Our consolidated gross profit for the third quarter of 2010 increased by $103-million versus the third quarter of 2009 primarily due to higher gross profit from Retail’s crop nutrients and Wholesale’s phosphate and product purchased for resale. With a $63-million increase in expenses for the third quarter of 2010 driven mainly by a $60-million increase in stock-based compensation expense, our consolidated EBIT increased by $40-million for this quarter.
Consolidated gross profit for the first nine months of 2010 increased by $364-million versus the corresponding period of 2009 primarily due to higher Retail crop nutrient gross profit and Wholesale potash sales volumes. With a $99-million increase in expenses for the first nine months of 2010 compared to the same period last year, our consolidated EBIT for the first nine months of 2010 increased by $264-million. Year-to-date expenses were higher largely due to a $73-million increase in selling expenses, primarily for Retail, and a $22-million increase in stock-based compensation expense.
Below is a summary of our other expenses (income) for the third quarter and first nine months of 2010 and 2009:

	Three months ended		Nine months ended
	September 30,		September 30,
(Millions of U.S. dollars)	2010	2009	2010	2009

Stock-based compensation	85	25	61	39
Realized loss on derivative financial instruments	6	29	34	105
Unrealized (gain) loss on derivative financial instruments	(16)	(34)	16	(56)
Acquisition costs	—	—	45	—
Gain on disposal of marketable securities	—	—	(52)	—
Environmental remediation and accretion of asset retirement obligations	6	5	8	6
Interest income	(15)	(16)	(36)	(45)
Foreign exchange loss	11	6	5	17
Bad debt expense	4	6	28	25
Other	2	1	(2)	(5)

	83	22	107	86

Effective tax rate was 28 percent for the third quarter of 2010, compared to 30 percent for the same period last year due to a higher proportion of income earned in lower taxed jurisdictions in 2010. The effective tax rate was 25 percent for the first nine months of 2010 compared to 28 percent for the corresponding period in 2009. The 3 percent decrease in the effective tax rate for the first nine months of 2010 versus the first nine months of 2009 was primarily due to the recognition of a previously unrecognized tax benefit in the first quarter of 2010.
For discussion on the performance of each business unit, see section “Business Segment Performance”.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s 2010 third quarter net sales were $1.2-billion, the same as the third quarter of 2009. Gross profit was $319-million in the third quarter of 2010, a 26 percent increase from the $254-million earned last year, while EBIT increased to $75-million this quarter, more than double the $31-million achieved in the third quarter of 2009. This improvement was due to a return to more comparable five-year average crop nutrient margins and sales volumes, versus the challenges experienced in 2009.

Crop nutrient net sales were $411-million this quarter compared to $345-million in the same quarter last year. The increase was due to the 15 percent increase in crop nutrient sales volumes and higher nutrient prices. Gross profit for crop nutrients was $86-million this quarter compared to the third quarter results of $31-million achieved in 2009. Crop nutrient margins returned to historical levels, averaging 21 percent in the third quarter of 2010, compared to the unusually compressed margins of 9 percent experienced in the third quarter of 2009. We anticipate strong crop nutrient margins and gross profit to continue in the fourth quarter of 2010 due to the recent rise in most crop and nutrient prices and a wider window for fall application.1 Sales volumes and margins in our South American operations were also higher this quarter than the same period last year due to higher wheat prices, fertilizer price appreciation, and improved moisture conditions.
Crop protection net sales were $712-million in the third quarter of 2010, a 7 percent decrease from the $768-million in sales for the same period last year. This decrease was due to lower pest pressure this summer, supplier programs which encouraged sales in the first quarter of 2010, and glyphosate price devaluation. Gross profit this quarter was $172-million, slightly higher than the same period last year. Crop protection product margins as a percentage of net sales were 24 percent for the third quarter of 2010, up 2 percent from the same period last year, largely due to the lower cost of product per unit.
Net sales for seed increased by 19 percent to $44-million this quarter, from $37-million in the third quarter of 2009. Gross profit was $24-million in the third quarter of 2010, compared to $8-million for the same period last year due to fewer private label seed returns and higher supplier rebate programs this quarter. Gross margin as a percentage of net sales was 55 percent this quarter, versus 22 percent for the same period in 2009. On a year-to-date basis, 2010 margins are slightly below 2009.
Application services and other net sales were $77-million this quarter, consistent with the third quarter of 2009. Gross profit was $37-million in the third quarter of 2010, compared to $46-million for the same period last year. The decline in gross profit was due to lower pest pressure this season.
Retail selling expenses for the third quarter of 2010 were $220-million, a 10 percent increase over last year’s level, primarily due to increased hiring and head count associated with current year acquisitions. Selling expenses as a percentage of net sales were 18 percent in the third quarter of 2010 compared with 16 percent for the same period last year.
On June 30, 2010, Retail acquired 24 farm centres and a world-class formulation facility in Casilda, Argentina, from DuPont Crop Protection. The Casilda formulation facility provides a versatile range of herbicides, insecticides, and fungicides for the Argentinean market, as well as toll manufacturing for third party companies. This brings the total number of Agrium’s retail farm centers in South America under the Agroservicios Pampeanos (ASP) name to 51 outlets and a formulation facility.
In addition to this acquisition, and the recently announced AWB retail business in Australia, Agrium continues to grow our North American retail business. We recently completed an asset purchase agreement with Miles Farm Supply to acquire its 19 branches primarily located in Kentucky and the deal is expected to close very shortly. We also acquired an additional 45 independent retail branches across Canada and the U.S. so far in 2010. The combined annualized retail net sales in 2010 from these 88 new retail branches across North and South America is approximately $440-million.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in our 2010 third quarter MD&A and additional assumptions in the section “Management’s Discussion and Analysis”.

Wholesale
Wholesale reported strong net sales of $799-million for the third quarter of 2010 compared to $658-million for the third quarter of 2009. Gross profit was $179-million in the third quarter of 2010, a $46-million increase over same period last year. EBIT of $135-million in the third quarter of 2010 was the second highest on record for a third quarter and significantly higher than the $83-million earned in the third quarter of 2009. The strong results across all products were due to a combination of higher nutrient sales prices and volumes, the majority of the improvement over last year was from improved results in our phosphate and Purchase for Resale businesses. Agrium reported equity earnings of $6-million for its interest in the MOPCO Egyptian nitrogen facility. In addition the project to triple the production capacity is on schedule for completion by mid-2012.
Nitrogen gross profit was $80-million this quarter, the same as the third quarter of 2009, as higher prices and volumes were offset by higher costs. Nitrogen prices were higher than last year across all products for both benchmark and Agrium’s realized prices. Domestic ammonia and urea volumes were up compared to the third quarter of 2009, while our international sales volumes were significantly lower this quarter due to a planned turnaround at our South American facility. Nitrogen cost of product sold was $221 per tonne this quarter compared with $196 per tonne in the third quarter of 2009. The higher cost of product sold was due to higher North American natural gas prices and higher costs associated with the extended planned turnaround at our South American facility. Agrium’s average nitrogen margin was $84 per tonne this quarter, compared with $87 per tonne in the third quarter of last year, while margins for our domestic urea sales remained over $100 per tonne this quarter.
The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2010 was $4.41/MMBtu, versus $3.41/MMBtu in the same quarter last year and $4.07/MMBtu in the second quarter of 2010. The AECO (Alberta) basis differential was a $0.86/MMBtu discount to NYMEX for the third quarter of 2010. Agrium’s overall gas cost for the current quarter was $4.01/MMBtu ($3.73/MMBtu excluding $7-million in realized hedging losses). The overall gas cost was the same in the third quarter of 2009 ($4.01/MMBtu), but was significantly lower ($2.88/MMBtu) excluding realized hedging losses of $29-million. Hedging gains and losses on gas derivatives are reported below gross profit and therefore not included in cost of goods sold.
Potash gross profit was $59-million in the third quarter of 2010 versus $56-million in the third quarter of 2009. Sales volumes were up 42 percent or 115,000 tonnes over the same period last year. The average sales price was $327 per tonne this quarter, down from $399 per tonne for the same period last year. Both international and domestic demand showed significant strength this quarter. Cost of product sold on a per tonne basis was $175 per tonne or $19 per tonne lower than for the same quarter last year, due to fixed costs and turnaround spend being allocated over higher sales tonnes. Gross margin was $152 per tonne compared with $205 per tonne in the third quarter of last year.
Phosphate gross profit was $24-million, compared to a loss of $1-million in the same quarter last year. The significant improvement was due to higher realized sales prices of $517 per tonne this quarter, compared to $368 per tonne for the same quarter last year, as strong phosphate demand resulted in very tight industry inventory levels. Phosphate cost of product sold was $438 per tonne, or $67 per tonne higher than the third quarter of 2009, due to a combination of higher sulphur, rock costs, and the impact of the higher Canadian dollar at our Canadian phosphate operation. Gross margin was $79 per tonne, an $82 per tonne increase over the third quarter of 2009 and a $38 per tonne improvement over the second quarter of 2010.

Gross profit for the Purchase for Resale business in the third quarter of 2010 was $9-million, a significant increase over the same period last year. The improvement was due to an increase in both sales prices and volumes in our European and North American markets.
Wholesale expenses were $6-million lower in the third quarter of 2010 than the same period last year, due primarily to a $17-million decrease in potash profit and capital taxes compared with the same period in 2009 and a $6-million increase in equity earnings from our 26 percent Egyptian investment, partly offset by a $12-million increase in stock based compensation. The third quarter of 2010 included realized losses on natural gas and power derivatives of $7-million and mark-to-market gains of $4-million. The same quarter in 2009 included realized losses of $29-million and mark-to-market gains of $31-million on the same type of derivatives.
Advanced Technologies
Advanced Technologies’ third quarter 2010 net sales were $92-million compared to $60-million in the third quarter of 2009. Gross profit was $15-million for the quarter, compared with $11-million for the same period last year. The increase in net sales and gross profit for the quarter was due to higher Environmentally Smart Nitrogen (“ESN”) sales volumes and the transfer of Agrium’s Retail turf and ornamental business in late 2009, which contributed $6-million in gross profit in the current quarter.
ESN sales volumes were up approximately 35,000 tonnes or 146 percent in the third quarter of 2010 when compared to the same period last year, as a result of sales execution and additional production volumes from our new facility at New Madrid, Missouri. Production at the New Madrid facility is meeting expectations and planned targets for 2010.
EBITDA for the current quarter was $1-million, a decrease of $3-million versus the comparable period in 2009. The reduction in EBITDA was due to the $7-million increase in selling costs primarily related to the inclusion of the turf and ornamental business transferred from Retail in late 2009.
Other
EBIT for our Other non-operating business unit for the third quarter of 2010 was a loss of $103-million, an increase in loss of $52-million compared to a loss of $51-million for the third quarter of 2009. The increase in loss was primarily driven by higher stock-based compensation expense from a larger increase in share price during the third quarter of 2010 versus the same period last year, and a deferral of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers.
EBIT for Other for the first nine months of 2010 was a loss of $119-million, an increase in loss of $85-million compared to a loss of $34-million for the same period of 2009. The increase in loss reflected the deferral of gross profit on Wholesale products sold to Retail that have yet to be sold to external customers and the expensing of costs related to the proposed acquisition of CF Industries Holdings Inc. (“CF”) incurred in 2009. The decrease in EBIT was partially offset by gains realized from the sale of 1.2 million CF shares (see discussion under “Business Acquisitions”).

FINANCIAL CONDITION
The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2010.

As at	September 30,	December 31,
(Millions of U.S. dollars)	2010	2009	Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	897	933	(36)	See discussion under the Section “Liquidity and Capital Resources”.

Accounts receivable	2,199	1,324	875	Increased sales activities in Q3 vs. lower receivables typically in Q4; and higher Retail vendor rebates receivable.

Inventories	1,758	2,137	(379)	Retail inventory draw-down due to increased sales activities during the year and reduction in inventory purchases heading into Q4.

Prepaid expenses and deposits	186	612	(426)	Drawdown of prepaid inventory where typically Retail prepays for products at year end and take possession of pre-bought inventory throughout the year; and expensing CF acquisition costs related to the termination of the CF offer in Q1’10 (see discussion under the section “Business Acquisitions”).

Marketable securities	17	114	(97)	Sale of CF shares in Q1’10. See discussion under the section “Business Acquisitions”.

Current liabilities
Bank indebtedness	188	106	82	Increased working capital needs for South American Retail and Agrium Europe due to increased inventory purchases.

Accounts payable and accrued liabilities	1,803	2,475	(672)	Drawdown of customer prepayments during the year and a decrease in accrued current income taxes liability.

Current portion of long-term debt	125	—	125	Debentures due February 15, 2011 previously reported as long-term debt.

Working capital	2,941	2,539	402

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

	Three months ended September 30,			Nine months ended September 30,

(Millions of U.S. dollars)	2010	2009	Change	2010	2009	Change

Cash provided by operating activities	88	227	(139)	12	494	(482)

Cash used in investing activities	(113)	(91)	(22)	(172)	(341)	169

Cash provided by (used in) financing activities	105	(164)	269	118	(291)	409

Effect of exchange rate changes on cash	12	2	10	6	6	—

Increase (decrease) in cash and cash equivalents-end of period	92	(26)	118	(36)	(132)	96

The sources and uses of cash for the three months ended September 30, 2010 are summarized below:
Cash provided by operating activities – Drivers behind the $139-million decrease in source of cash

Source of cash	▪	$31-million resulting from increase in net earnings adjusted for changes in non-cash items, primarily associated with a $46-million increase from future income taxes and $60-million increase from stock-based compensation.

Use of cash	▪	$300-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by an increase in prepaid expenses and deposits and a lower decrease in inventories in the third quarter of 2010 compared to the third quarter of 2009. These were partially offset by a lower decrease in accounts payable and accrued liabilities in the third quarter of 2010 versus the third quarter of 2009.

Cash provided by financing activities – Drivers behind the $269-million increase in source of cash

Source of cash	▪	Increase in bank indebtedness in Q3’10 due to higher working capital needs for product purchases versus pay-down of bank indebtedness in Q3’10.

The sources and uses of cash for the nine months ended September 30, 2010 are summarized below:

Cash used in operating activities – Drivers behind the $482-million decrease in source of cash

Source of cash	▪	$220-million resulting from increase in net earnings adjusted for changes in non-cash items, primarily associated with a $217-million increase from future income taxes.

Use of cash	▪	$979-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by a lower decrease in inventories and a higher decrease in accounts payable and accrued liabilities in the first nine months of 2010 compared to the first nine months of 2009.

Cash used in investing activities – Drivers behind the $169-million decrease in use of cash

Source of cash	▪	Proceeds of $117-million received on the sale of our shares in CF in Q1’10 that were purchased for $65-million in Q1’09;

	▪	Proceeds of $25-million received in Q1’10 on the sale of other marketable securities; and

	▪	Other favourable adjustments, including costs related to the proposed CF acquisition incurred in 2009.

Use of cash	▪	$124-million increase in capital expenditures.

Cash provided by financing activities – Drivers behind the $409-million increase in source of cash

Source of cash	▪	Pay-down of our bank indebtedness due to lower working capital needs in the first nine months of 2009 and removal of EAgrium bank indebtedness in Q1’09 as result of the deconsolidation of EAgrium.
Our bank indebtedness is summarized as follows:

Short-term credit facilities available at September 30, 2010 a)
(Millions of U.S. dollars)	Total	Unutilized	Utilized

North American revolving credit facilities expiring 2012b)	775	775	—
European credit facilities expiring 2010 to 2012c)	193	54	139
South American credit facilities expiring 2010 to 2012	96	47	49

	1,064	876	188

a)	As of September 30, 2010, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section “Off-Balance Sheet Arrangements” on page 68 of our 2009 Annual Report.

b)	Outstanding letters of credit issued under our revolving credit facilities at September 30, 2010 were $104-million, reducing credit available under the facilities to $671-million.

c)	Of the total, $1-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $5-million. The utilized balance includes Euro-denominated debt of $127-million.
Credit Rating
Following Agrium’s announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, DBRS Limited removed Agrium from Under Review on March 12, 2010. On March 18, 2010, Moody’s concluded its review and removed Agrium from Under Review for negative watch to Stable outlook. Following Agrium’s announcement to acquire AWB, DBRS placed Agrium under review on August 16, 2010. For further discussion on AWB and CF, see disclosure in the section “Business Acquisitions” below.

OUTSTANDING SHARE DATA
The number of outstanding shares as at October 31, 2010 was 158 million. As at October 31, 2010, there were approximately 1 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

			2010				2009		2008

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net sales	2,009	4,367	1,798	1,442	1,844	4,090	1,753	1,941	3,113
Gross profit	500	1,063	361	383	397	890	273	522	1,048
Net earnings (loss)	57	506	(7)	30	26	370	(60)	124	367
(Loss) earnings per share
-basic	0.37	3.21	(0.04)	0.19	0.16	2.36	(0.38)	0.79	2.32
-diluted	0.37	3.20	(0.04)	0.19	0.16	2.35	(0.38)	0.79	2.31
The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.
BUSINESS ACQUISITIONS
On August 15, 2010, Agrium announced that it had made a proposal to acquire AWB and on August 19, 2010, Agrium announced that it entered into a definitive agreement with AWB to acquire all of the outstanding shares and performance rights of AWB for AUD$1.50 per share in cash for AUD$1.238-billion pursuant to a Scheme of Arrangement under Australian law (the “Scheme”). On August 24, 2010, Agrium announced that the AWB Board of Directors had recommended Agrium’s proposed acquisition to AWB shareholders. On October 3, 2010, the Australian Foreign Investment Review Board notified Agrium that there are no objections to the proposed acquisition in terms of the Australian Government’s foreign investment policy. The implementation of the Scheme remains subject to the approval of the shareholders of AWB and of the Supreme Court of Victoria. The shareholders of AWB will vote on the Scheme at an AWB shareholders’ meeting to be held on November 16, 2010 in Melbourne, Australia and, assuming the shareholders of AWB approve the Scheme, the approval of the Supreme Court of Victoria will be sought on November 18, 2010. We have also sought the approval of the New Zealand Overseas Investment Authority and anticipate a response to our application by mid-November. Assuming these conditions are met and the required approvals are received, Agrium expects the Scheme to be implemented around December 6, 2010. Agrium will primarily use cash on hand to fund the acquisition, and if required will access unused lines of credit.
On March 11, 2010, Agrium announced that it would no longer pursue an acquisition of CF and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, Agrium sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income. Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
Agrium continues to work towards completing the design and development phase of the transition project. The table below outlines our key IFRS project plan progress to date.

Key Elements	Milestones/Timelines		IFRS Transition Project Status
Accounting policies: • Analyze accounting policy differences	•	Final quantification of IFRS transition effects for 2010 and comparative year Q1, 2011	•	Provided draft of IFRS financial statement format with disclosures to the Audit Committee for review
• Select IFRS accounting policies and determine IFRS 1 elections			•	Provided IFRS draft opening balance sheet transitional impacts to Audit Committee for review
• Develop IFRS financial statement format with appropriate disclosures			•	Continuing to finalize IFRS impacts on transition

• Quantify IFRS impacts on transition

Information systems:	•	Information system solutions in place for parallel reporting year for all applicable GAAP, 2010	•	Continuing IFRS data capture in the financial systems
• Analyze changes necessary to enable recording/tracking/ reporting of financial information required under all applicable GAAP for the parallel reporting year(s)			•	Parallel GAAP consolidated reporting process testing is complete

• Develop and implement solution

Business impacts: • Analysis of business activities that may be impacted by GAAP measures, such as debt covenants and compensation and identification of solutions where necessary	• •	Applicable negotiation of covenants and compensation arrangements by end of 2010 Identification of significant tax impacts Q3, 2010	• •	Analysis of income tax impacts complete Continuing to identify tax impacts on transitional adjustments as project progresses

• Analysis of tax impacts on transition to IFRS

Training requirements: • Communicate accounting policy changes and resulting impacts across organization • Communicate transition project plan progress both internally and externally	•	Appropriate level of IFRS financial reporting expertise achieved by changeover date	•	Impact workshops to business groups throughout Agrium to communicate impact of transition to IFRS

	•	Communication of the effects of IFRS transition on the organization both internally and externally by changeover date	•	Quarterly communications will continue on the IFRS transition project progress across the organization and externally through MD&A disclosures

First-time adoption of IFRS
Agrium’s adoption of IFRS will require the application of IFRS 1 – First Time Adoption of International Financial Reporting Standards. This standard provides guidance for Agrium’s initial adoption which requires, in general, that Agrium apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits certain optional exemptions from this general requirement. Agrium continues to assess the implications of IFRS 1 on its opening balance sheet.

Area of IFRS	Summary of Action
Business Combinations

Agrium may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to past business combinations.
Policy selection: expect to elect, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date will not be restated.

Share-Based Payments

Agrium may elect not to apply IFRS 2, Share-Based Payments, to equity instruments granted on or before November 7, 2002 or which vested before Agrium’s date of transition to IFRS. Agrium may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRS.

Policy selection: expect to elect not to apply IFRS 2 to equity instruments granted on or before November 7, 2002 or which vested before the Agrium’s date of transition to IFRS. Agrium may also elect not to apply IFRS 2 to liabilities arising from share-based payment transactions which settled before the date of transition to IFRS.

Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. Canadian GAAP does not permit immediate recognition in equity. Further, under IFRS, vested past service costs are required to be expensed immediately while unvested costs are to be amortized on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs are amortized over the expected average remaining service life of active employees, unless employees in that plan are inactive. Costs are then amortized over the average life expectancy of the former employees. This change is expected to accelerate the recognition of past service costs.

Agrium may elect to recognize all cumulative actuarial gains and losses through opening retained earnings at the date of transition to IFRS. Actuarial gains and losses would have to be recalculated under IFRS from the inception of each of our defined benefit plans if the exemption is not taken. Agrium’s choice must be consistently applied to all defined benefit plans.
Policy selection: expect to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange

On transition, cumulative translation gains or losses in accumulated other comprehensive income can be reclassified to retained earnings at Agrium’s election. If not elected, all cumulative translation differences must be recalculated under IFRS from inception.

Policy selection: expect to elect the exemption and reclassify the balance of cumulative foreign exchange translation gains or losses will be adjusted from other comprehensive income to retained earnings, with no resulting change to shareholders’ equity.

Area of IFRS	Summary of Action
Decommissioning Liabilities

In accounting for changes in obligations to dismantle, remove and restore items of property, plant and equipment, the guidance in IFRS requires changes in such obligations to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. Rather than recalculating the effect of all such changes throughout the life of the obligation, Agrium may elect to measure the liability and the related depreciation effects at the date of transition to IFRS.
Policy selection: expect to elect to take the exemption from full retrospective application as permitted by IFRIC 1 Changes in Existing Decommissioning Restoration and Similar Liabilities.
Following are the standards that may have significant impact on Agrium’s consolidated financial statements. This is not an exhaustive listing of changes on transition to IFRS. Detailed analysis and quantification of these changes is continuing. Agrium does not expect a significant impact to its business activities nor to its operating cash flows from the transition to IFRS.

Significant Differences Between IFRS and Canadian GAAP	Estimated Impact
Employee Benefits

IFRS permits actuarial gains and losses to be recognized directly in other comprehensive income rather than through profit or loss while Canadian GAAP does not allow immediate recognition in equity.
Transition date impact: none Future impact: greater variability in shareholders’ equity within other comprehensive income

Share-based payments

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of share based awards
IFRS requires cash-settled, share-based awards to be measured at fair value, while Canadian GAAP allows these awards to be measured at intrinsic value. In addition, Agrium currently uses straight line depreciation to recognize graded vesting stock based instruments, while IFRS requires that each installment be accounted for as a separate arrangement.

Income Taxes

Transition date impact: reclassifying all future income taxes to non-current is expected to result in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities
Classification of future income tax under IFRS is non-current whereas Canadian GAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. Canadian GAAP does not allow similar treatment.

Significant Differences Between IFRS and Canadian GAAP	Estimated Impact
Provisions	Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of the discount

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under Canadian GAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. Canadian GAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.

Impairment of Assets

Transition date impact: increased potential for impairment losses and reversal of previously recorded losses

Future impact: increased potential for impairment losses and reversal of previously recorded losses

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or cash generating unit to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.

Business Combinations	Transition date impact: decrease in shareholders’ equity Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for any business combination
IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under Canadian GAAP.

Non-Controlling Interest	Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity
IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while Canadian GAAP presents non-controlling interest as a separate component between liabilities and equity.

Financial Impact
The following unaudited table shows the impacts of the differences between IFRS and Canadian GAAP identified to date with a transition date of January 1, 2010. Mandatory and optional exemptions and policy choices we have made to date are applied. These amounts are subject to change as Agrium continues to consider both its transitional exemption options and the impacts on transition to IFRS.

Estimated Adjustments to Shareholders’ equity on Adoption of IFRS

As at
(Unaudited, in millions of U.S. dollars)	January 1, 2010

Total shareholders’ equity as reported under previous Canadian GAAP	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Recognition of cumulative actuarial gains and losses in equity	(45)
Acquisition-related costs	(45)
Provisions for asset retirement and environmental liabilities	1
Provisions for share-based payments	(37)
Deferred tax liability adjustment	(42)
Income tax effect of transitional adjustments	30
Reclassification of non-controlling interest	11

Total shareholders’ equity as reported under IFRS	4,465

NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
The following table is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

	Three Months Ended September 30
	2010					2009
(millions of			Advanced					Advanced
U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	103	190	1	(100)	194	57	115	4	(49)	127
Depreciation and amortization	28	55	5	3	91	26	32	4	2	64

EBIT	75	135	(4)	(103)	103	31	83	—	(51)	63

Interest expense					(24)					(26)
Income taxes					(22)					(11)

Net earnings					57					26

	Nine Months Ended September 30
	2010					2009
(millions of			Advanced					Advanced
U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	445	713	24	(112)	1,070	296	438	22	(28)	728
Depreciation and amortization	82	153	14	7	256	76	83	13	6	178

EBIT	363	560	10	(119)	814	220	355	9	(34)	550

Interest expense					(77)					(84)
Income taxes					(181)					(130)

Net earnings					556					336

BUSINESS RISKS
The information presented on enterprise risk management and business risks on pages 81 – 88 in our 2009 Annual Report has not changed materially since December 31, 2009.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
Global agricultural supply and demand fundamentals have strengthened significantly over the past few months. The United States Department of Agriculture (USDA) projects that global grain ending stocks will decline by 12 percent in the 2010/11 crop year. In its October forecast, the USDA significantly reduced its projection of U.S. corn production resulting in U.S. corn stocks expected to be at their lowest level since 1996/97.
U.S. corn growers are expected to respond to the tight supply and demand balance by planting in excess of 90 million acres of corn in 2011. The earlier than normal harvest in the U.S. and improved fall weather in Western Canada is expected to lead to strong crop nutrient applications in the fourth quarter. Increased seeded area, in particular for corn and wheat, and anticipated strong cash margins for most crops are all expected to be highly supportive of robust demand for crop nutrients, seed and crop protection product demand in the fall of 2010 and spring of 2011. U.S. fall demand for crop nutrients has been extremely strong.
Solid demand for nitrogen in Europe and North America has been supportive to the nitrogen market. As of September 30, 2010, The Fertilizer Institute (TFI) reported that North American urea inventories were 20 percent lower than they were a year ago and 16 percent below the five-year average. Indian urea import demand has been supported by plentiful monsoon rains. Chinese exporters have gained a large share of the recent Indian import demand and are expected to export a large volume of urea during the reduced export tax period at the end of 2010. It has been reported that the domestic Chinese urea market has recently tightened and that logistics are backing up in Chinese ports, which has also been supportive to the market.

The global supply and demand balance for phosphate remains historically tight. The TFI reported U.S. DAP/MAP inventories in September to be almost 30 percent below the five-year average. Strong Indian demand has also been supportive to the market and analysts expect this will continue into 2011. Similar to urea, China is acting as a swing exporter of phosphates and depending on shipments in the fourth quarter, China could export record DAP/MAP volumes in 2010 in order to meet strong global demand. Delays at the Ma’aden phosphate project in Saudi Arabia means that there is limited new phosphate supply available to the market for at least the first half of 2011.
Strong demand for potash, both within North America and globally, has also drawn down inventories for this product over the past couple of months. The September TFI report showed North American potash inventories were down 55 percent from the same period last year and 17 percent below the five-year average. The earlier than normal harvest in the U.S. will be positive for potash applications, adding to the tightness in the North American distribution pipeline. In addition, demand in regions such as South East Asia and Brazil has strengthened recently, further tightening global availability. Potash volumes are expected to increase significantly in the 2010/11 fertilizer year as growers respond to a combination of favorable economics and below-normal application rates in the past two fertilizer years.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies and objective, including with respect to future operations following the proposed acquisition of AWB. Such forward-looking statements involve known and unknown risks and uncertainties as well as various assumptions and business sensitivities, including those referred to in the MD&A section of the Corporation’s most recent Annual Report to Shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, any recent or proposed business acquisitions not being integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/AWB transaction may not be fully realized or not realized within the expected time frame, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers. Other factors for Agrium include general economic, market and business conditions, weather conditions, crop prices, the supply and demand and price levels for our major products, litigation risk as well as counterpart and sovereign risk, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and the interpretation thereof and other laws or regulations and other risk factors detailed from time to time in Agrium’s reports filed with securities regulators. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable U.S. federal securities law. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements.